UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CC MEDIA HOLDINGS, INC.

(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE, UNDER THE CLEAR CHANNEL 2008 EXECUTIVE INCENTIVE PLAN

(TITLE OF CLASS OF SECURITIES)

12502P102

(CUSIP NUMBER OF CLASS OF SECURITIES)

ROBERT H. WALLS, JR. EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY CC MEDIA HOLDINGS, INC. 200 EAST BASSE ROAD SAN ANTONIO, TEXAS 78209 (210) 822-2828

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO: JAMES S. ROWE KIRKLAND & ELLIS LLP 300 NORTH LASALLE CHICAGO, ILLINOIS 60654 (312) 862-2000

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
$5,506,197.54	$751.05

*	Calculated solely for purposes of determining the filing fee. This amount assumes that (i) options to purchase 2,335,196 shares of Class A common stock of CC Media Holdings, Inc. having an aggregate value of $2,506,197.54 as of October 17, 2012, calculated based on a Black-Scholes valuation model, will be surrendered and/or cancelled pursuant to this offer, and (ii) shares of Class A common stock of CC Media Holdings, Inc. having an aggregate value of $3,000,000 will be repurchased by CC Media Holdings, Inc. in connection with this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $136.40 per million dollars of the value of the transaction. Of this amount, $341.85 was previously paid in connection with the filing of the Schedule TO by CC Media Holdings, Inc. on October 22, 2012.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$341.85	Filing Party:	CC Media Holdings, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	October 22, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed by CC Media Holdings, Inc., a Delaware corporation (“CC Media”), with the Securities and Exchange Commission (the “SEC”) on October 22, 2012, as amended by Amendment No. 1 to the Schedule TO, filed on October 24, 2012. The Schedule TO relates to an offer by CC Media to eligible officers and key employees of the Company and its direct and indirect subsidiaries (“Eligible Persons”), subject to specified conditions, to exchange certain non-qualified stock options to purchase shares of the Company’s Class A common stock, par value $0.001 per share (the “Common Stock”), granted under the Clear Channel 2008 Executive Incentive Plan (the “Plan”), with an exercise price equal to $10.00 per share (the “Eligible Options”), for shares of Common Stock to be issued under the Plan (the “Replacement Shares”), in an amount equal to 90.0% of the number of shares of Common Stock underlying such person’s Eligible Options tendered and accepted for exchange, upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Options to Purchase Class A Common Stock for Shares of Class A Common Stock, dated October 22, 2012 (the “Offer to Exchange”), filed as Exhibit (a)(1)(i) to the Schedule TO.

All the information set forth in the Offer to Exchange is incorporated by reference herein in response to Items 1 through 11 in this Schedule TO, and is supplemented and amended by the information specifically provided in this Schedule TO.

Items 1-11.

Items 1 through 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Exchange, are hereby supplemented and amended as follows:

•	Supplemental Question 1 is hereby added to the Offer to Exchange under the heading “Exchange Program Design and Purpose”:

Supplemental Question 1. Why is the tax assistance in the form of Additional Shares that CC Media will repurchase?

In order to provide Eligible Persons with the greatest amount of assistance in satisfying their tax obligations, CC Media is issuing Additional Shares so that Eligible Persons can use the proceeds from CC Media repurchasing the Additional Shares to pay a significant amount of each Eligible Person’s tax obligation that arises upon the issuance of the shares. It should be noted that the tax obligation of each Eligible Person would be the same as if the tax assistance was provided in the form of a direct cash payment. The tax assistance is in the form of the issuance and repurchase of Additional Shares, in lieu of a direct cash payment, such that the Replacement Shares and the Additional Shares will be reflected as stock compensation and be consistent with the purpose and characterization of the stock compensation plan under which the Eligible Options were issued. See Section 2 (“Purpose of this Offer”).

•	Supplemental Question 2 is hereby added to the Offer to Exchange under the heading “Exchange Program Design and Purpose”:

Supplemental Question 2. Assuming all Eligible Persons participate in the Offer and timely submit properly completed 83(b) Election Forms to CC Media, will the $3.0 million cap on the Tax Assistance Program be reached?

Yes. If all Eligible Persons participate in the Offer and timely submit properly completed 83(b) Election Forms to CC Media, the $3.0 million cap on the Tax Assistance Program will be reached. If the threshold cap is reached, CC Media’s repurchase of Additional Shares will be reduced on a pro rata basis among all participants, based on the ratio of (i) the number of Replacement Shares each participant will receive to (ii) the total number of Replacement Shares being issued in the Exchange Program. Any of your Tax Withholding not covered by the proceeds of the Additional Shares repurchased by CC Media in the Tax Assistance Program will be your responsibility, and you must pay the additional Tax Withholding to CC Media, otherwise you may forfeit some of your Replacement Shares.

•

Question 15 (“Why can’t I just retain the Replacement Shares and Additional Shares without being required to forfeit my Eligible Options?”) under the heading “Exchange Program Design and Purpose” in the Offer to Exchange is hereby replaced in its entirety with Supplemental Question 3 as follows:

Supplemental Question 3. Why can’t I just retain the Replacement Shares and Additional Shares without being required to forfeit my Eligible Options?

Replacement Shares are intended to replace Eligible Options. Additionally, granting Replacement Shares and Additional Shares to an Eligible Person without requiring such Eligible Person to forfeit his or her Eligible Options could have a negative effect on our stock dilution, outstanding shares and share price. Additional Shares confer no rights other than the right of CC Media to repurchase the Additional Shares in connection with the Tax Assistance Program, which will only be available if an Eligible Person (i) participates in the Offer and (ii) timely submits a properly completed 83(b) Election Form.

•	The following text is hereby added immediately after the second paragraph of Section 2 (“Purpose of this Offer”) of the Offer to Exchange:

“In connection with the issuance of the Replacement Shares to Eligible Persons who participate in the Exchange Program, CC Media is offering a Tax Assistance Program to Eligible Persons who participate in the Exchange Program and who submit a properly completed 83(b) Election Form(s) prior to the expiration of the Offer. The purpose of the Tax Assistance Program is to assist with the tax withholding liability arising from participation in the Exchange Offer. Because the nature of the plan under which the Eligible Options were granted is a stock compensation plan, the Exchange Program (including the Tax Assistance Program) is also in the form of stock compensation. In order to maintain consistency with the original stock compensation purpose under which the Eligible Options were granted, the tax assistance is in the form of the issuance and repurchase of the Additional Shares. CC Media believes the issuance of Additional Shares to fund the Tax Assistance Program benefits both the Eligible Persons and the Company by minimizing the amount of tax withholding liability each Eligible Person must pay, and by the Company including the cost of both the Replacement Shares and the Additional Shares with stock compensation expense consistent with the purpose and characterization of the stock compensation plan under which the Eligible Options were issued.”

•

Subparagraphs (c)(i), (c)(iii) and (c)(v) of Section 7 “Conditions of this Offer” of the Offer to Exchange are hereby deleted in their entirety; subparagraph (c)(ii) of Section 7 “Conditions of this Offer” of the Offer to Exchange is hereby renumbered as subparagraph (c)(i); subparagraph (c)(iv) of Section 7 “Conditions of this Offer” of the Offer to Exchange is hereby renumbered as subparagraph (c) (ii); and subparagraphs (c)(vi) and (c)(vii) are renumbered as subparagraphs (c)(iii) and (c)(iv), respectively.

•	The following text is hereby added after the fifth paragraph of Section 8 (“Source and Amount of Consideration; Terms of Replacement Shares and Additional Shares”) of the Offer to Exchange:

“The proceeds of the repurchase of Additional Shares will be withheld by CC Media at the expiration of the Offer in order to satisfy the Tax Withholdings required to be made by CC Media in connection with the exchange. You will not receive any cash as a result of the repurchase of any Additional Shares. Any of your Tax Withholding not covered by the proceeds of the Additional Shares repurchased by CC Media in the Tax Assistance Program will be your responsibility, and you must pay the additional Tax Withholding to CC Media, otherwise you may forfeit some of your Replacement Shares.”

•	The following table replaces the table set forth under Section 9 (“Information Concerning CC Media Holdings, Inc.”) in the Offer to Exchange in its entirety:

SUMMARY FINANCIAL INFORMATION

OF CC MEDIA HOLDINGS, INC.

	Years Ended December 31,		Three Months Ended September 30,	Nine Months Ended September 30,
	2010	2011	2012	2012
			(unaudited)
	(in thousands, except per share data)
Summary of consolidated statements of operations:
Revenue	$5,865,685	$6,161,352	$1,587,331	$4,550,548
Total operating expenses	5,000,844	5,106,628	1,255,424	3,791,224
Operating income	864,841	1,054,724	331,907	759,324
Consolidated net loss	(462,853)	(268,029)	(38,584)	(214,408)
Net loss per share attributable to CC Media Holdings, Inc. common shareholders—basic and diluted	$(5.94)	$(3.70)	$(0.61)	$(2.92)

	As of December 31,		As of September 30,
	2010	2011	2012
			(unaudited)
	(in thousands, except per share data)
Balance Sheet Data:
Total current assets	$3,603,173	$2,985,285	$3,067,410
Total non-current assets	13,857,209	13,556,754	13,334,909
Total current liabilities	2,098,579	1,428,962	1,618,106
Total long-term liabilities	22,566,489	22,585,018	22,631,550
Noncontrolling interest	490,920	521,794	307,171
Total shareholders’ equity (deficit)	(7,204,686)	(7,471,941)	(7,847,337)
Book value per share	(0.09)	(0.09)	(0.09)

Other Financial Information
Ratio of earnings to fixed charges(a)	$—	$—	$—

(a)	The ratio of earnings to fixed charges was less than 1:1 for each period presented above due to losses incurred by the Company during each respective period. The Company would have needed additional earnings of $402.4 million and $617.5 million for the years ended December 31, 2011 and December 31, 2010, respectively, and $388.4 million for the nine months ended September 30, 2012, to achieve coverage of 1:1.

•	The first paragraph under Section 14 (“Extension of Offer; Termination; Amendment”) of the Offer to Exchange is hereby amended and restated in its entirety as follows:

“We expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any event set forth in Section 7 of this Offer to Exchange has occurred or is deemed by us to have occurred, to extend the period of time during which this Offer is open, and, by doing so, delay the acceptance for exchange of any Eligible Options, by giving written notice (which may be in the form of an email communication) of the extension to the Eligible Persons or making a public announcement of the extension.”

•	The last paragraph under Section 14 (“Extension of Offer; Termination; Amendment”) of the Offer to Exchange is hereby amended and restated in its entirety as follows:

“If we materially change the terms of this Offer or the information concerning this Offer, or if we waive a material condition of this Offer, we will extend this Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. Under these rules, the minimum period the Offer must remain open following material changes in the terms of the Offer or information about the Offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances. If we materially change the terms of this Offer or the information concerning this Offer, we will publish notice or otherwise notify you of our action in writing, in accordance with applicable legal requirements. If:

•	we increase or decrease the price to be paid for the Eligible Options or increase or decrease the number of Eligible Options being sought in the Offer, and

•

the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that the notice of such increase or decrease is first published, sent or given, then we will extend this Offer so that this Offer is open at least 10 business days following the publication, sending or giving of such notice.”

ITEM 12. Exhibits.

The Index to Exhibits attached to this Schedule TO is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2012

CC MEDIA HOLDINGS, INC.

By:	/S/ ROBERT H. WALLS, JR.
Robert H. Walls, Jr.
Executive Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(i)**	Offer to Exchange Certain Outstanding Options to Purchase Class A Common Stock for Shares of Class A Common Stock, dated October 22, 2012.

(a)(1)(ii)**	Form of CC Media 2012 Exchange Program Election Form and Withdrawal Form.

(a)(1)(iii)**	Form of CC Media Restricted Stock Agreement.

(a)(1)(iv)**	Communication to Eligible Persons Announcing the Opening of the Exchange Program, to be delivered via e-mail on or around October 22, 2012.

(a)(1)(v)**	CC Media 2012 Exchange Program Overview Presentation, to be delivered via email on or around October 22, 2012.

(a)(1)(vi)**	Reminder Communication to Eligible Persons.

(a)(1)(vii)	CC Media Holdings, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission on February 21, 2012 is hereby incorporated by reference.

(a)(1)(viii)**	Communication to Eligible Persons Regarding Tax Assistance Program, to be delivered via e-mail on or around October 24, 2012.

(a)(1)(ix)*	Supplement to the Offer to Exchange.

(b)	Not applicable.

(d)(i)	Clear Channel 2008 Executive Incentive Plan is hereby incorporated by reference to Exhibit 10.19 to CC Media’s Current Report on Form 8-K filed on July 30, 2008.

(d)(ii)	Form of Senior Executive Option Agreement under the Clear Channel 2008 Executive Incentive Plan is hereby incorporated by reference to Exhibit 10.20 to the CC Media Holdings, Inc. Current Report on Form 8-K filed July 30, 2008.

(d)(iii)	Form of Senior Management Option Agreement under the Clear Channel 2008 Executive Incentive Plan is hereby incorporated by reference to Exhibit 10.22 to the CC Media Holdings, Inc. Current Report on Form 8-K filed July 30, 2008.

(d)(iv)	Form of Executive Option Agreement under the Clear Channel 2008 Executive Incentive Plan is hereby incorporated by reference to Exhibit 10.23 to the CC Media Holdings, Inc. Current Report on Form 8-K filed July 30, 2008.

(d)(v)	Form of CC Media Senior Management Replacement Option Agreement under the Clear Channel 2008 Executive Incentive Plan is hereby incorporated by reference to Exhibit (a)(1)(iii) to the CC Media Holdings, Inc. Schedule TO filed February 18, 2011.

(d)(vi)	Form of CC Media Executive Replacement Option Agreement under the Clear Channel 2008 Executive Incentive Plan is hereby incorporated by reference to Exhibit (a)(1)(iv) to the CC Media Holdings, Inc. Schedule TO filed February 18, 2011.

(d)(vii)	Form of Executive Option Agreement under the Clear Channel 2008 Executive Incentive Plan, dated as of July 30, 2008, between John Hogan and CC Media Holdings, Inc. in hereby incorporated by reference to Exhibit 10.40 to the CC Media Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2010.

(d)(viii)	Form of Executive Option Agreement under the Clear Channel 2008 Executive Incentive Plan, dated as of December 31, 2010, between Tom Casey and CC Media Holdings, Inc. is hereby incorporated by reference to Exhibit 10.43 to the CC Media Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2010.

(d)(ix)	Form of Executive Option Agreement under the Clear Channel 2008 Executive Incentive Plan, dated as of December 31, 2010, between John Hogan and CC Media Holdings, Inc. is hereby incorporated by reference to Exhibit 10.44 to the CC Media Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2010.

(d)(x)	Form of Executive Option Agreement under the Clear Channel 2008 Executive Incentive Plan, dated as of December 31, 2010, between Robert H. Walls, Jr. and CC Media Holdings, Inc. is hereby incorporated by reference to Exhibit 10.45 to the CC Media Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2010.

(d)(xi)	Form of Executive Option Agreement under the CC Executive Incentive Plan, dated as of May 19, 2011, between Scott Hamilton and CC Media Holdings, Inc. is hereby incorporated by reference to Exhibit 10.63 to the CC Media Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2011.

(g)	Not applicable.

(h)	Not applicable.

*	Filed electronically herewith.
**	Previously filed.

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